UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20429

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Wilshire Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

9721862107
(CUSIP Number)

Steven S. Koh , Wilshire State Bank, 3200 Wilshire Boulevard, Los Angeles, CA 90010 (213) 427-6571
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 9721862107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Steven S. Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,641,180
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,641,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,641,180	5,641,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Approximately 19.63%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

SCHEDULE 13D

CUSIP No. 9721862107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Jung O. Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,641,180
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,641,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,641,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Approximately 19.63%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

SCHEDULE 13D

CUSIP No. 9721862107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Koh – Wilshire Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 5,415,280
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 5,415,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,415,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Approximately 18.84%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Koh Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 225,900
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 225,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	225,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Approximately .79%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

SCHEDULE 13D

CUSIP No. 9721862107	Page 6 of 8 Pages

PRELIMINARY NOTE

This Amendment No. 3 (this "Amendment") amends and restates in its entirety the Schedule 13D filed by Steven S. Koh with the Federal Deposit Insurance Corporation (the “FDIC”) on December 3, 1998, as amended by Amendment No. 1 and Amendment No. 2 filed with the FDIC on February 18, 2004 and June 4, 2004, respectively, with respect to the common stock, no par value (the "Common Stock"), of Wilshire Bancorp, Inc., a California corporation (the "Issuer" or “Wilshire Bancorp”), and its predecessor and now wholly-owned subsidiary, Wilshire State Bank, a California state-chartered commercial bank (the “Bank”).

ITEM 1.   SECURITY AND ISSUER.

The class of equity security to which this statement relates is the Common Stock, no par value, of Wilshire Bancorp, Inc., a California corporation. The name and address of the principal executive offices of the Issuer are 3200 Wilshire Blvd., Los Angeles, California 90010.

Prior to the filing of this Amendment, this Schedule 13D, as filed with the FDIC, reported the Reporting Persons’ (as defined below) ownership of the Common Stock of the Bank. Upon consummation of the reorganization of the Bank into a holding company structure, effective as of August 25, 2004, Wilshire Bancorp succeeded to the business and operations of the Bank. As a result of the reorganization, shareholders of the Bank are now shareholders of Wilshire Bancorp and the Bank is a direct subsidiary of the Company. Pursuant to Rule 12g-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Wilshire Bancorp succeeded to the reporting obligations of the Bank and the reporting obligations of the Bank to the FDIC have terminated. Filings required to be made by the Reporting Persons under the Exchange Act due to their ownership of Wilshire Bancorp Common Stock, such as this Schedule 13D, are now to be made with the Securities and Exchange Commission, or (the “Commission”).

ITEM 2.   IDENTITY AND BACKGROUND.

This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Exchange Act:

(i) Steven S. Koh, an individual and a United States citizen,

(ii) Jung O. Koh, an individual and a United States citizen,

(iii) the Koh-Wilshire Trust, a revocable trust established under the laws of the State of California (the "Trust"), and

(iv) the Koh Charitable Foundation, a Delaware not-for-profit corporation and a 501(c)(3) tax exempt organization (the "Charitable Foundation")

Steven S. Koh, Jung O. Koh, the Trust and the Charitable Foundation are referred to herein collectively as the "Reporting Persons." The address of the principal business office of each of the Reporting Persons is 3250 Wilshire Blvd., Suite 2150, Los Angeles, California 90010.

Steven S. Koh's principal employment is as Chairman of Pacific Steel Corporation, a steel import and export business with its principal office located at 3250 Wilshire Blvd., Suite 2150, Los Angeles, California 90010.

Jung O. Koh is a homemaker.

On June 4, 2004, Steven S. Koh and his wife, Jung O. Koh, transferred to the Trust all of the shares of Bank Common Stock (now Wilshire Bancorp Common Stock) then beneficially owned by them. Mr. and Mrs. Koh (or collectively, the "Kohs") established the Trust under the laws of the State of California on June 4, 2004, pursuant to a Trust Agreement, dated as of June 4, 2004 (the "Trust Agreement"), by and between Steven S. Koh and Jung O. Koh, husband and wife, as Grantors, and Steven S. Koh, as Trustee of the Trust. The Trust was created primarily for the use and benefit of the Kohs and secondarily for their children and descendants. Steven S. Koh, as Trustee, has the rights, powers and privileges of an owner with respect to the shares held in the Trust, including, but not limited to, the power to vote, to give proxies to vote and to dispose of such shares. The assignment of shares to the Trust provides that the Kohs transmuted all shares of the Common Stock transferred to the Trust to community property, regardless of its source, whether separate property or community property. However, the Trust Agreement may be revoked in whole or in part by either of the Kohs, in pertinent part, with respect to the shares currently held in the Trust. Upon such revocation, the securities in the Trust would be delivered to the revoking grantor, but would retain their character as community property of the Kohs, unless they agreed to otherwise in writing. The Trust also provides that the Kohs intend in the future to transfer to the Trust all securities of the Issuer that they may acquire in the future, subject to a right of revocation by the grantors.

SCHEDULE 13D

CUSIP No. 9721862107	Page 7 of 8 Pages

The Kohs established the Charitable Foundation as a not-for-profit corporation under the laws of the State of Delaware on June 21, 2004. The Charitable Foundation is a 501(c)(3) tax exempt organization. The business and affairs of the Charitable Foundation are managed and all corporate powers are exercised by or under the direction of the Charitable Foundation’s board of directors. The Board of Directors currently consists of Steven Koh, Jung O. Koh, Samuel Koh, Christine Koh, Agnes Park, Chris Park and Peter Koh. As “Founder Directors,” Steven Koh and Jung O. Koh are entitled to serve as directors for their lifetimes, or until they become incapacitated. The officers of the Charitable Foundation are Steven Koh (Chairman), Samuel Koh (President), Peter Koh (Vice-President and Secretary), and Agnes Park (Secretary). The primary mission of the Charitable Foundation, as set forth in its bylaws, is to engage in charitable activities. The secondary purpose of the Charitable Foundation is to encourage the philanthropy and community service of the family members of Steven Koh and Jung O. Koh. As of the date of this filing, the Charitable Foundation holds 225,900 shares of Wilshire Bancorp common stock, all of which were transferred to the Charitable Foundation by the Trust.

The 5,641,180 shares (collectively, the “Shares”) of Wilshire Bancorp Common Stock reported as beneficially owned by Mr. and Mrs. Koh include (i) the 5,415,280 shares held by the Trust and (ii) 225,900 shares held by the Charitable Foundation. Mr. and Mrs. Koh disclaim beneficial ownership of the shares of Wilshire Bancorp common stock held by the Charitable Foundation, except to the extent of their pecuniary interest therein.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Koh originally acquired the Shares in private transactions, on the open market and through the exercise of stock options granted to him for his service as Chairman of the Issuer's board of directors during the period between 1986 and 2004. The Shares were registered in the name of Mr. Koh, but the Shares were generally considered to be the community property of Mr. and Mrs. Koh. On June 4, 2004, the Kohs transferred to the Trust all of their rights and interest in and to all of the shares of Bank Common Stock (now Wilshire Bancorp Common Stock) then beneficially owned by them, to be held, administered and distributed according to the terms of the Trust Agreement. On December 27, 2004, Mr. Koh contributed 260,000 shares of Wilshire Bancorp common stock held by the Trust to the Charitable Foundation. An additional 23,000 shares were transferred from the Trust to the Charitable Foundation on February 10, 2006. The Charitable Foundation gifted 54,100 shares of Wilshire Bancorp common stock to an unaffiliated third party on April 20, 2006. Item 5 summarizes all transactions in Wilshire Bancorp Common Stock engaged in by the Reporting Persons within the sixty days immediately preceding the filing of this Amendment.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons hold their shares of Common Stock for investment. Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing up to all of the outstanding Common Stock in the open market or otherwise, (ii) making an offer to purchase up all of the Issuer's outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer's stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings, or in market or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

SCHEDULE 13D

CUSIP No. 9721862107	Page 8 of 8 Pages

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Amendment is hereby incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of Wilshire Bancorp Common Stock in the following amounts and percentages, based on the number of shares of Common Stock outstanding as of February 28, 2006:

(i)  Steven S. Koh: 5,641,180 shares, or 19.63% of the Common Stock outstanding

(ii)  Jung O. Koh: 5,641,180 shares, or 19.63% of the Common Stock outstanding

(iii)  Koh-Wilshire Trust: 5,415,280 shares, or 18.84% of the Common Stock outstanding

(iv)  Koh Charitable Foundation: 225,900 shares, or .79% of the Common Stock outstanding

The calculation of the foregoing percentages is based on 28,737,000 shares of Wilshire Bancorp Common Stock outstanding as of February 28, 2006, as reported in the Issuer’s Annual Report on Form 10-K filed on March 16, 2006.

SCHEDULE 13D

CUSIP No. 9721862107	Page 9 of 8 Pages

(b) Mr. Koh, as Trustee, has the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock held in the Trust. However, both Mr. and Ms. Koh have the individual power to revoke the Trust Agreement, under its terms, with respect to the Common Stock held therein, such stock being considered community property of the Kohs. The business and affairs of the Charitable Foundation are managed and all corporate powers are exercised by or under the direction of the Charitable Foundation’s board of directors. The Kohs serves as “Founder Directors” of the Charitable Foundation and are entitled to serve as directors for their lifetimes. In addition, Steven Koh serves as Chairman of the Charitable Foundation. For this reason, each of the Reporting Persons may be deemed to have shared powers to vote or direct the vote and to dispose or direct the disposition of the Shares for the purposes of determining beneficial ownership under the Section 13d-3 of the Exchange Act.

(c) On February 10, 2006, the Charitable Foundation sold 3,000 shares of Common Stock on the open market at $17.40 per share.

On February 10, 2006, 23,000 shares of Common Stock were transferred from the Trust to the Charitable Foundation.

On April 20, 2006, the Charitable Foundation gifted 54,100 shares of Common Stock to United Board for Christian Higher Education in Asia.

Except for the foregoing, none of the Reporting Persons has engaged in any transactions in Wilshire Bancorp Common Stock within the past sixty days.

Mr. and Mrs. Koh disclaim beneficial ownership of the shares of Wilshire Bancorp common stock held by the Koh Charitable Foundation, except to the extent of their pecuniary interest therein. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.

(e) Inapplicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the agreements described above or in response to Items 2, 3, 4 and 5 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A–Joint Filing Agreement by and among Steven S. Koh, Jung O. Koh, the Koh-Wilshire Trust and the Koh Charitable Trust, dated as of April 26, 2006.

SCHEDULE 13D

CUSIP No. 9721862107	Page 10 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2006

/s/ Steven S. Koh
Steven S. Koh

/s/ Jung O. Koh
Jung O. Koh

THE KOH–WILSHIRE TRUST

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee

THE KOH CHARITABLE FOUNDATION

By:	/s/ Steven S. Koh
Steven S. Koh, Chairman

Exhibit A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “Agreement”), dated as of April 26, 2006, among Steven S. Koh, Jung O. Koh, the Koh-Wilshire Trust and the Koh Charitable Foundation (collectively, the “Joint Filers”).

W I T N E S S E T H

WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D/A under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Wilshire Bancorp, Inc. (the “Schedule 13D/A”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D/A;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D/A and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1. The Joint Filers hereby agree that the Schedule 13D/A is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D/A, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

THE KOH – WILSHIRE TRUST

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee

THE KOH CHARITABLE FOUNDATION

By:	/s/ Steven S. Koh
Steven S. Koh, Chairman

/s/ Steven S. Koh
Steven S. Koh

Jung O. Koh
Jung O. Koh

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